1st Constitution Bancorp
2650 Route 130
Cranbury, New Jersey 08512

February 14, 2018

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jessica Livingston, Esq.

Re:
1st Constitution Bancorp
Amendment No. 1 to Registration Statement on Form S-4
File No. 333-222309

Dear Ms. Livingston:

I am the Senior Vice President and Chief Financial Officer of 1st Constitution Bancorp (“1st Constitution”) and am authorized to request the acceleration of the effective date of 1st Constitution’s Amendment No. 1 to Registration Statement on Form S-4 (Registration Number 333-222309) filed on February 14, 2018.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, I hereby request that the Securities and Exchange Commission accelerate the effective date of the Registration Statement so that the Registration Statement may be declared effective on February 15, 2018 at 4:00 p.m. Eastern Time, or as soon as possible thereafter.

Please contact our outside counsel, Scott Warren Goodman, Esq. at Day Pitney LLP, at (973) 966-8226, to confirm effectiveness or if you have any questions about this request.

Very truly yours,

By:	/s/ Stephen J. Gilhooly
Name:	Stephen J. Gilhooly
Title:	Senior Vice President and Chief Financial Officer